JONES, WALKER, WAECHTER, POITEVENT,
CARRÈRE & DENÈGRE, L.L.P.
8555 United Plaza
IV United Plaza, Suite 500
Baton Rouge, LA 70809
March 11, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3720
Washington, D.C. 20549
Attention: Mr. Kyle Moffatt
RE:	Stewart Enterprises, Inc. Form 10-K for the year ended October 31, 2009 Filed December 17, 2009 File No. 1-15449
Ladies and Gentlemen:
     On behalf of Stewart Enterprises, Inc. (the “Company”), we are submitting this letter in reference to the comments received from the Commission’s staff by facsimile on March 1, 2010 with respect to the Form 10-K for the fiscal year ended October 31, 2009. The Company plans to submit its responses on or before March 29, 2010.
     If you have any questions or comments, please contact the undersigned at (225) 248-2026.

Sincerely,
/s/ Dionne M. Rousseau
Dionne M. Rousseau, Partner
Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P.